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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. _______)/*/


     One Voice Technologies, Inc.
----------------------------------------------------------------------------
                               (Name of Issuer)

     Common Stock
----------------------------------------------------------------------------
                        (Title of Class of Securities)

     682421102
----------------------------------------------------------------------------
                                (CUSIP Number)
     Attn:  Dean Weber
     One Voice Technologies
     6333 Greenwich Drive, Suite 240
     San Diego, CA  92122
     (858) 552-4466
----------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

     July 9, 1999
----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five person of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

/*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


-----------------------                               --------------------------
CUSIP No. 682421102                                    Page 1 of 4 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON  Dean Weber
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/                 (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS In exchange for shares of common stock of Conversational Systems, Inc.
    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [_]
    PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION   United States
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER  5,558,000
       NUMBER OF
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
                           -----------------------------------------------------
                            8     SHARED VOTING POWER  0
                           -----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER  5,558,000
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER  0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      5,558,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [_]
    SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  43.8%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON  Individual  IN

================================================================================

                               *See Instructions
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


-----------------------                             ----------------------------
CUSIP No. 682421102                                    Page 2 of 4 Pages
-----------------------                             ----------------------------

ITEM 1.   SECURITY AND ISSUER.

     The Title of the Class of Equity Securities:    Common Stock

     Name of the Issuer:                             One Voice Technologies, Inc.

     The Principle Executive Offices of the Issuer:    6333 Greenwich, Suite 240
                                                       San Diego, California 92122

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)     Name:                                   Dean Weber

     (b)     Residence or Business Address:          6333 Greenwich, Suite 240
                                                     San Diego, California 92122

     (c)     Present principal occupation and        President and CEO of One Voice Technologies,
             name, business and address of           Inc., developer of voice-activated search engines,
             employee                                6333 Greenwich, Suite 240, San Diego, CA 92122

     (d)     Criminal conviction in the past five (5) years:      No

     (e)     Subject to a judgment, decree or final order or      No
             finding of any violation of Federal or state
             securities laws in the past five (5) years:

     (f)     Citizenship:                            United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares were issued in exchange for shares of common stock of Conversational Systems, Inc., pursuant to a Merger Agreement and Plan of Reorganization, dated June 22, 1999, among Conversational Systems, Inc., a California corporation, Dead On, Inc., a Nevada corporation, and certain shareholders of Dead On, Inc.

ITEM 4.   PURPOSE OF TRANSACTION.

     Pursuant to a Merger Agreement and Plan of Reorganization, dated June 22, 1999. among Conversational Systems, Inc., a California corporation, Dead On, Inc., a Nevada corporation, and certain shareholders of Dead On, Inc.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Aggregate Number of Common Stock:   5,558,000
          Percentage of the Class:            43.8%

                                 SCHEDULE 13D

-----------------------                             ----------------------------
CUSIP No. 682421102                                    Page 3 of 4 Pages
-----------------------                             ----------------------------


     (b)    Sole power to vote or direct the vote:              5,558,000
            Shared voting power:                                0
            Sole power to dispose or direct the disposition:    5,558,000
            Shared power to dispose or direct the disposition:  0

     (c)    Any transactions in Common stock in the past
            sixty days or since the last 13D filing:        No

     (d)    Right to receive dividends:   None

     (e)    Ownership below 5%:                          Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                N/A

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Merger Agreement and Plan of Reorganization, dated June 22, 1999. among Conversational Systems, Inc., a California corporation, Dead On, Inc., a Nevada corporation, and certain shareholders of Dead On, Inc.

                 [Remainder of page intentionally left blank.]

                                 SCHEDULE 13D


-----------------------                             ----------------------------
CUSIP No. 682421102                                    Page 4 of 4 Pages
-----------------------                             ----------------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Date:        8/8/00
                                  -------------------------------------

                              Signature:/s/Dean Weber
                                        -------------------------------
                              Name/Title:  Dean Weber
                                         ------------------------------